NEWS RELEASE

CALGARY, November 2, 2001 – Birch Mountain Resources Ltd. (CDNX – “BMD”), Marum Resources Inc. (CDNX – “MMU”) and Shear Minerals Ltd. (CDNX – “SRM”) announce that they have executed an option agreement whereby Marum and Shear can earn up to a 90% interest (45% Marum, 45% Shear) in the diamond rights of the Birch Mountain property in northeastern Alberta.

The property in the Birch Mountains consists of 10 mineral exploration permits covering approximately 90,000 hectares, or 10 townships, located 100km northwest of Fort McMurray, Alberta. Aeromagnetic data indicates the presence of a population of distinct high-intensity magnetic anomalies. This cluster of anomalies occurs at moderate elevations within the Birch Mountains where overburden thickness is expected to be thin.

The option agreement is subject to the approval of the Boards of Directors of the three parties to the agreement and regulatory approval. Marum has agreed to pay 100,000 shares to Birch Mountain. Shear has agreed to pay 50,000 shares to Birch Mountain. Marum and Shear are equal partners in the option and will enter into a joint venture agreement with standard mutual dilution provisions. Shear will be the operator of the project, subject to the approval of Birch Mountain. Marum and Shear can earn a total of 30% interest in the diamond rights by spending $150,000 on exploration during the first year of the option, including the drilling of three drill holes to greater than 50 metres depth below the base of glacial till. Marum and Shear can earn an additional 30% interest in diamond rights by spending a further $150,000 within two years of the signing of the agreement and a final 30% diamond rights interest, for a total of 90%, by spending an additional $250,000 within three years of the signing of the agreement. Birch Mountain will retain a 10% carried interest in the project and will hold a 2% gross overriding royalty on diamond production from the property. Marum and Shear may purchase 1% of the gross overriding royalty at any time for a payment of $2,000,000.

Marum and Shear have appointed Apex Geoscience of Edmonton to act as project manager and Qualified Person.

Birch Mountain Resources has agreed to pay a finder’s fee of 10% of the shares received from Marum and Shear.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.